Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC
Registered Company Number: 75553802

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank Terranova
Date of last notice	5 July 2011

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Novabank Pty Ltd. (Mr Terranova is a director and major shareholder in Novabank Pty Ltd)
Date of change	14 October 2011
No. of securities held prior to change	166 Fully Paid Ordinary Shares held indirectly • 208,333 Options exercisable at 1.26 GBP expiring 31 October 2011 vesting upon when the Company's share price trades at greater than 2.56 GBP for 5 consecutive days. • 708,333 Options exercisable at 1.26 GBP expiring 31 October 2011. • 1,666,666 Options exercisable at 1.80 GBP expiring 31 December 2013

+ See chapter 19 for defined terms.

Class	Fully Paid Ordinary shares
Number acquired	638,333
Number disposed	nil
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	126 pence
No. of securities held after change	166 Fully Paid Ordinary Shares held indirectly 638,333 Fully Paid Ordinary Shares held directly ▪ 208,333 Options exercisable at 1.26 GBP expiring 31 October 2011 vesting upon when the Company's share price trades at greater than 2.56 GBP for 5 consecutive days. ▪ 70,000 Options exercisable at 1.26 GBP expiring 31 October 2011. ▪ 1,666,666 Options exercisable at 1.80 GBP expiring 31 December 2013
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A

+ See chapter 19 for defined terms.

Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/09/01 Amended 01/01/11

Name of entity: Allied Gold Mining PLC
Registered Company Number: 75553802

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Frank Terranova
Date of last notice	14 October 2011

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	INDIRECT
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Novabank Pty Ltd. (Mr Terranova is a director and major shareholder in Novabank Pty Ltd)
Date of change	28 October 2011
No. of securities held prior to change	166 Fully Paid Ordinary Shares held indirectly 638,333 Fully Paid Ordinary Shares held directly ▪ 208,333 Options exercisable at 1.26 GBP expiring 31 October 2011 vesting upon when the Company's share price trades at greater than 2.56 GBP for 5 consecutive days. ▪ 70,000 Options exercisable at 1.26 GBP expiring 31 October 2011. ▪ 1,666,666 Options exercisable at 1.80 GBP expiring 31 December 2013

+ See chapter 19 for defined terms.

Class	Fully Paid Ordinary shares
Number acquired	70,000
Number disposed	208,333 (Lapsed due to vesting conditions not being met)
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	126 pence
No. of securities held after change	166 Fully Paid Ordinary Shares held indirectly 708,333 Fully Paid Ordinary Shares held directly ▪ 1,666,666 Options exercisable at 1.80 GBP expiring 31 December 2013.
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of Options

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A

+ See chapter 19 for defined terms.

Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Part 3 – +Closed period

Were the interests in the securities or contracts detailed above traded during a +closed period where prior written clearance was required?	No
If so, was prior written clearance provided to allow the trade to proceed during this period?	N/A
If prior written clearance was provided, on what date was this provided?	N/A

+ See chapter 19 for defined terms.